amec

CONSENT OF QUALIFIED PERSON

TO:         The securities regulatory authorities of each of the provinces and territories of Canada.

                I, Lynton Gormely, Ph.D., P.Eng., do hereby consent to the filing of the technical report prepared for Birch Mountain Resources Limited and dated February 2nd 2004, in respect of the Muskeg Valley Project, Alberta Canada.

DATED at Vancouver, B.C., this 2nd day of February, 2004

                                                                                        s/ Lynton Gormely
                                                                                        Lynton Gormely, Ph.D., P.Eng.

AMEC E&C Serivices Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel: +1 604-664-3471
Fax: +1 604-664-3057